UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-12970
Goldcorp Inc.
(Translation of registrant’s name into English)
Suite 3400 – 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
Date: May 7, 2009	/s/ Anna Tudela
	Name:	Anna Tudela
	Title:	Vice President, Regulatory Affairs and Corporate Secretary

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Lindsay Hall, Executive Vice President and Chief Financial Officer of Goldcorp Inc., certify the following:

1.	Review: I have reviewed the consolidated interim financial statements and interim MD&A (together, the “interim filings”) of Goldcorp Inc. (the “issuer”) for the interim period ended March 31, 2009;

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the consolidated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A.

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer’s other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of

(i)	Minera Alumbrera Limited (“Alumbrera”), a proportionately consolidated entity in which the issuer has an interest;

(b)	summary financial information about Alumbrera, that has been proportionately consolidated in the issuer’s consolidated financial statements.

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 7, 2009

“Lindsay Hall” Signature: Lindsay Hall Title: Executive Vice President and Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Charles Jeannes, Chief Executive Officer of Goldcorp Inc., certify the following:

1.	Review: I have reviewed the consolidated interim financial statements and interim MD&A (together, the “interim filings”) of Goldcorp Inc. (the “issuer”) for the interim period ended March 31, 2009;

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the consolidated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A.

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer’s other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of

(i)	Minera Alumbrera Limited (“Alumbrera”), a proportionately consolidated entity in which the issuer has an interest;

(b)	summary financial information about Alumbrera, that has been proportionately consolidated in the issuer’s consolidated financial statements.

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 7, 2009

“Charles Jeannes” Signature: Charles Jeannes Title: Chief Executive Officer